    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 2001

===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                            (Name of Subject Company)

                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   88032R 10 7
                 (CUSIP Number of Common Stock, $0.01 Par Value)



                                STEPHEN SAVITSKY
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                               1983 MARCUS AVENUE
                          LAKE SUCCESS, NEW YORK 11042
                                 (516) 358-1000

  (Name, Address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                 with a copy to:

                             FLOYD I. WITTLIN, ESQ.
                                BINGHAM DANA LLP
                                 399 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 318-7700

         [ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

===============================================================================

         This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or this "Statement") relating to an offer by TLC Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of e-MedSoft.com ("Parent" or "E-MedSoft"), a Nevada corporation, to purchase all of the outstanding shares of common stock of Tender Loving Care Health Care Services, Inc. (the "Company" or "Tender Loving Care"). Any capitalized term not defined herein has the meaning ascribed to such term in the Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         The third paragraph of Item 3 of the Schedule 14D-9 on page 2 is hereby amended and restated to be as follows:

                           On October 18, 2001, Tender Loving Care entered into
                  new employment agreements with Stephen Savitsky, Dale R. Clift and David Savitsky. The new employment agreements with Stephen Savitsky and David Savitsky were amended on November 8, 2001. These new employment agreements become effective when a majority of the Shares have been tendered to Purchaser in the Offer and Purchaser is obligated to accept such tendered Shares for payment (the "Minimum Condition"). When these new employment agreements become effective, they will replace the current employment agreements Tender Loving Care has with Stephen Savitsky, Dale R. Clift and David Savitsky. These new employment agreements do not include the change of control provisions described in the preceding paragraph. Upon these new employment agreements becoming effective, Tender Loving Care is required to pay signing bonuses of $4,785,000 to Stephen Savitsky, $1,250,000 to Dale R. Clift, and $2,565,000 to David Savitsky. The signing bonus, or a pro rated portion thereof, must be repaid by the employee to Tender Loving Care if, within 12 months after the effective date of the new employment agreement, his employment by Tender Loving Care is terminated for cause (as defined in the new employment agreement) or he voluntarily terminates his employment by Tender Loving Care for any reason (other than for good reason, as defined in the new employment agreement). E-MedSoft has guaranteed the payment of these signing bonuses to Stephen Savitsky, Dale R. Clift and David Savitsky.

         The fourth paragraph of Item 3 of the Schedule 14D-9 on page 2 is hereby amended and restated to be as follows:

                           In addition, Tender Loving Care agreed on October 18,
                  2001, as amended on November 8, 2001, to pay additional amounts of $1,215,000 to Stephen Savitsky, $1,250,000 to Dale
                  R. Clift, and $435,000 to David Savitsky, in consideration for such executives to enter into the New Employment Agreements and continue their employment with the Company. These additional amounts are payable by Tender Loving Care when the Minimum Condition is satisfied. E-MedSoft has guaranteed the payment of these additional amounts to Stephen Savitsky, Dale
                  R. Clift and David Savitsky.

         The second paragraph under the heading "Executive Employment Agreements" in Item 3 of the Schedule 14D-9 on page 4 is hereby amended and restated to be as follows:

                           The summary of the material terms of the New
                  Employment Agreements set forth in Section 10 - "Background of the Offer; the Merger Agreement and Related Agreements - Related Agreements - Executive Employment Agreements" in the Offer to Purchase is incorporated herein by reference. The summary of the New Employment Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the New

                  Employment Agreements, copies of which are filed as Exhibits 5, 5A, 6, 7 and 7A hereto and are incorporated herein by reference.

         The first and second paragraphs under the heading "Additional Payments Agreement" in Item 3 of the Schedule 14D-9 on page 4 are hereby amended and restated to be as follows:

                           The following summary of the material terms of the
                  Additional Payments Agreement (as defined below) is qualified in its entirety by reference to the Additional Payments Agreement, a copy of which is filed as Exhibit 8 and 8A hereto and is incorporated herein by reference.

                           Simultaneously with the execution of the New
                  Employment Agreements and in consideration for their continued employment with the Company, Tender Loving Care entered into an Agreement dated October 18, 2001, as amended on November 8, 2001 (the "Additional Payments Agreement"), with Stephen Savitsky, Dale R. Clift and David Savitsky whereby Tender Loving Care agreed to pay additional amounts to Stephen Savitsky in the amount of $1,215,000, to Dale R. Clift in the amount of $1,250,000, and to David Savitsky in the amount of $435,000.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The first paragraph of Item 5 of the Schedule 14D-9 on page 12 is hereby amended and supplemented by inserting the following sentence at the end of such paragraph:

                  Cain Brothers has consented to the disclosure in this Statement relating to its opinion and to the inclusion of its opinion as Annex 1 to this Statement.

ITEM 9. EXHIBITS

5A. Amendment to Employment Agreement with Stephen Savitsky, dated as of November 8, 2001, between Tender Loving Care and Stephen Savitsky (included as Annex 3 hereto).

7A. Amendment to Employment Agreement with David Savitsky, dated as of November 8, 2001, between Tender Loving Care and David Savitsky (included as Annex 4 hereto).

8A. Amendment to Agreement, dated as of November 8, 2001, by and among Tender Loving Care, Stephen Savitsky, Dale R. Clift and David Savitsky (included as Annex 5 hereto).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TENDER LOVING CARE
                                          HEALTH CARE SERVICES, INC.

DATE: NOVEMBER 9, 2001                    By   /s/ STEPHEN SAVITSKY
                                               --------------------------------
                                               Name: Stephen Savitsky
                                               Title: Chairman of the Board and
                                               Chief Executive Officer

ANNEX 2

The Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement"), which is attached as Annex 2 to this Statement, is hereby amended and supplemented as follows:

The third paragraph under the subheading "Board Meetings and Committees" on page 4 of the Information Statement is hereby amended and restated to be as follows:

                  The Board has not adopted an Audit Committee Charter. The Board has determined that all members of the Audit Committee are eligible and qualified to serve on the Audit Committee. The Board, in its business judgment, has determined that the members of the Audit Committee were and are "independent", in accordance with the National Association of Securities Dealers listing standards.

                  REPORT OF THE AUDIT COMMITTEE

                  In the performance of our oversight responsibilities, the Audit Committee reviewed and discussed with management the Company's audited financial statements for the fiscal year ended February 28, 2001.

                  The Audit Committee discussed with the independent auditors the matters to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees.

                  The Audit Committee received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with the independent auditors the independent auditors' independence.

                  Based on the review and discussions referred to above, in reliance on management and the independent auditors, and subject to the limitations of our role, the Audit Committee recommended to the Board of Directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K/A for the fiscal year ended February 28, 2001.

                                             Respectfully submitted,
                                             Audit Committee
                                             Bernard J. Firestone
                                             Jonathan J. Halpert

The heading "Principal Stockholders" on page 9 of the Information Statement is hereby amended and restated to be "Security Ownership of Certain Beneficial Owners and Management."

                                                                         ANNEX 3


                        AMENDMENT TO EMPLOYMENT AGREEMENT
                              WITH STEPHEN SAVITSKY


         This Amendment is made as of this 8th day of November, 2001 between Tender Loving Care Health Care Services, Inc. (the "Company") and Stephen Savitsky ("Executive").

         WHEREAS, the Company and Executive entered into an Employment Agreement with Stephen Savitsky, dated as of October 18, 2001 (the "Agreement"); and

         WHEREAS, the Company and Executive desire to amend the Agreement on the terms hereinafter set forth.

         NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto agree as follows:

                  1. Section 3(b) of the Agreement is hereby amended by deleting therefrom the number "$4,770,000" and inserting in lieu thereof the number "$4,785,000".

         IN WITNESS WHEREOF, the undersigned parties have executed this Amendment as of this 8th day of November, 2001.

                                  TENDER LOVING CARE HEALTH CARE SERVICES,
                                  INC.



                                  By: /s/ DALE R. CLIFT
                                      -----------------------------------------
                                      Dale R. Clift, President and
                                      Chief Operating Officer



                                      /s/ STEPHEN SAVITSKY
                                      -----------------------------------------
                                      Executive

                                                                         ANNEX 4


                        AMENDMENT TO EMPLOYMENT AGREEMENT
                               WITH DAVID SAVITSKY



         This Amendment is made as of this 8th day of November, 2001 between Tender Loving Care Health Care Services, Inc. (the "Company") and David Savitsky ("Executive").

         WHEREAS, the Company and Executive entered into an Employment Agreement with Stephen Savitsky, dated as of October 18, 2001 (the "Agreement"); and

         WHEREAS, the Company and Executive desire to amend the Agreement on the terms hereinafter set forth.

         NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto agree as follows:

                  1. Section 3(b) of the Agreement is hereby amended by deleting therefrom the number "$2,551,000" and inserting in lieu thereof the number "$2,565,000".

         IN WITNESS WHEREOF, the undersigned parties have executed this Amendment as of this 8th day of November, 2001.

                                       TENDER LOVING CARE HEALTH CARE SERVICES,
                                       INC.



                                       By: /s/ STEPHEN SAVITSKY
                                           ------------------------------------
                                           Stephen Savitsky, Chairman and
                                           Chief Executive Officer



                                           /s/ DAVID SAVITSKY
                                           ------------------------------------
                                           Executive

                                                                         ANNEX 5


                             AMENDMENT TO AGREEMENT


         This Amendment is made as of this 8th day of November, 2001 between Tender Loving Care Health Care Services, Inc. (the "Company"), Stephen Savitsky, Dale R. Clift and David Savitsky.

         WHEREAS, the Company, Stephen Savitsky, Dale R. Clift and David Savitsky entered into an Agreement, dated as of October 18, 2001 (the "Agreement"); and

         WHEREAS, the Company and such persons desire to amend the Agreement on the terms hereinafter set forth.

         NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto agree as follows:

                  1. The third paragraph of the Agreement is hereby amended by changing the amount payable thereunder to Stephen Savitsky from "$1,230,000" to "$1,215,000"
                           and changing the amount payable to David Savitsky thereunder to David Savitsky from "$449,000" to "$435,000".

         IN WITNESS WHEREOF, the undersigned parties have executed this Amendment as of this 8th day of November, 2001.

                                       TENDER LOVING CARE HEALTH CARE SERVICES,
                                       INC.



                                       By: /s/ STEPHEN SAVITSKY
                                           ------------------------------------
                                           Stephen Savitsky, Chairman and
                                           Chief Executive Officer

                                           /s/ STEPHEN SAVITSKY
                                           ------------------------------------
                                           Stephen Savitsky

                                           /s/ DALE R. CLIFT
                                           ------------------------------------
                                           Dale R. Clift

                                           /s/ DAVID SAVITSKY
                                           ------------------------------------
                                           David Savitsky